CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
GRANITE CONSTRUCTION INCORPORATED

    Granite Construction Incorporated, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (herein the “Corporation”), does hereby certify:

FIRST:     that at a meeting of the Board of Directors of the Corporation held on April 5, 2023 resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of the Corporation (a) declaring said amendment advisable and in the best interest of the Corporation and its stockholders and (b) directing that the proposed amendment be considered by the stockholders of the Corporation at the next annual meeting of stockholders.

SECOND:     that the Certificate of Incorporation of the Corporation be amended by adding a new Article THIRTEENTH that reads as follows:
THIRTEENTH: Elimination of Monetary Liability for Officers. No officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as an officer. Notwithstanding the foregoing sentence, an officer shall be liable to the extent provided by applicable law: (A) for any breach of the officer’s duty of loyalty to the Corporation or its stockholders, (B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (C) for any transaction from which such officer derived an improper personal benefit, or (D)  in any action by or in the right of the Corporation. Solely for purposes of this Article THIRTEENTH, “officer” shall have the meaning provided in Section 102(b)(7) of the General Corporation Law of the State of Delaware as currently in effect and as it may hereafter be amended.

Any repeal or modification of the foregoing provisions of this Article THIRTEENTH by the stockholders of the Corporation shall not adversely affect any right or protection of an officer of the Corporation existing at the time of such repeal or modification.

The affirmative vote of the holders of at least 66-2/3 percent of the combined voting power of the outstanding shares of stock of all classes and series of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with this Article THIRTEENTH.

THIRD:    that pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of the Corporation was duly called and held on June 8, 2023, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

FOURTH:    that said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by M. Craig Hall, the Secretary of the Corporation, on this 8th day of June 2023.

                        By: /s/ M. Craig Hall
    M. Craig Hall
    Secretary